UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________
FORM 8-A
(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

QCR Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	42-1397595
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3551 Seventh Street, Suite 204
Molina, Illinois	61265
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	The Nasdaq Global Select Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.     [  ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.     [x]

Securities Act registration statement file number to which this form relates:                           (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

N/A

Item 1.	Description of Registrant’s Securities to be Registered.

On May 8, 2013, the Company executed and entered into the Amended and Restated Rights Agreement, between QCR Holdings Inc. (the “Company”) and Quad City Bank and Trust Company, as Rights Agent (the “Amended Rights Agreement”).  The Amended Rights Agreement was brought to a shareholder vote at the Company’s 2013 annual meeting and approved by the Company’s shareholders.  The Amended Rights Agreement amends, restates and replaces the Rights Agreement, between the Company and Quad City Bank and Trust Company, as Rights Agent, dated as of September 11, 2003 (the “Original Rights Agreement”), which previously governed the preferred stock purchase rights (the “Rights”) granted thereunder.

The Amended Rights Agreement was unanimously approved by our board on February 7, 2013, and approved by our stockholders at the 2013 annual meeting. The primary purpose of the Amended Rights Agreement is to extend the term of the Original Rights Agreement, for an additional three years, increase the trigger from 15% to 20%, add additional stockholder protections and amend certain provisions that limit the authority of our board.

The Amended Rights Agreement, like the Original Rights Agreement, is designed to deter the use of coercive or abusive takeover tactics by parties interested in acquiring the Company without offering fair value to all stockholders. It is also designed to assist our board in representing the interests of all stockholders in connection with takeover proposals. The Amended Rights Agreement will accomplish these objectives by encouraging a potential acquirer to negotiate with our board to have the Rights redeemed or to have the Amended Rights Agreement amended. If the Rights are not redeemed (or the Amended Rights Agreement is not amended to permit the particular acquisition) and an acquirer exceeds the 20% ownership threshold contained in the Amended Rights Agreement, the Rights become exercisable at a discounted price, which will result in both dilution of the acquirer’s ownership and an increased acquisition cost.

Description of the Amended Rights Agreement

The Amended Rights Agreement is, in most respects, identical to the Original Rights Agreement, except that it extends the term of the Rights issued under the Original Rights Agreement to May 1, 2016, expands the definition of beneficial ownership to include certain derivative security positions, adds additional stockholder protections in the event of a Qualifying Offer (as defined herein) and increases the trigger from 15% to 20%.

The Rights.  On September 22, 2003, in connection with the Original Rights Agreement, our board declared a dividend of one Right for each outstanding share of our common stock, and authorized the issuance of one Right for each share of common stock. Since that time, Rights have been automatically issued with each share of common stock we issue. The Rights under our Original Rights Agreement will expire on September 11, 2013.  Like the Original Rights Agreement, the Amended Rights Agreement will cause a Right to be issued with all shares of common stock and will cause the Rights to be extended until May 1, 2016, unless our board redeems the Rights or there is a “Distribution Date” causing the rights to separate and become exercisable.

Each Right entitles the holder to purchase from the Company one one-thousandth of a share of our Series B Junior Participating Preferred Stock, $1.00 par value per share (the “Preferred Stock”), at a price of $80.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The Rights are not currently exercisable and will not become exercisable until a Distribution Date, as described below.

Exercisability.  The Rights are represented by our common stock certificates and will not separate from the common stock, will not be represented by separate Rights certificates, and will not be exercisable until (i) the tenth day following the date of a public announcement that a person or group of affiliated or associated persons (such persons, subject to the exclusions below, are referred to as “acquiring persons”) has commenced an offer to acquire “beneficial ownership” of 20% or more of our outstanding common stock, or (ii) the tenth business day (or such later date as may be determined by the board) of the commencement by any person of a tender or exchange offer the consummation of which would result in any person becoming the beneficial owner of 20% or more of our outstanding common stock.  The earlier of such dates being referred to in the Amended Rights Agreement as a “Distribution Date.”

We have exempted from the definition of acquiring persons (i) the Company, (ii) any subsidiary of the Company, and (iii) any employee benefit plan of the Company.  In addition, persons or groups of affiliated or associated persons acquiring or having beneficial ownership of 20% or more of our common stock will not be deemed an “acquiring person” if the acquisition was (i) inadvertent, as determined by our board, and the person or group promptly divests itself of enough common stock so as to no longer have beneficial ownership of 20% or more of the outstanding common stock, (ii) on or before the date of the Amended Rights Agreement or prior to the first public announcement of the Amended Rights Agreement, unless such person or group acquires additional shares after the first public announcement of the Amended Rights Agreement; or (iii) because the Company purchases shares of common stock, which reduce the number of shares of our common stock that are outstanding, they will not be deemed an “acquiring person.”

For purposes of the Amended Rights Agreement, “beneficial ownership” has been defined to include not only the right to vote or dispose of shares of our common stock, but also rights related to derivative transactions or derivative securities which grant to the holder the economic equivalent of ownership of shares of our common stock.

Effect of a “Flip-In Event.”  If any acquiring person completes an acquisition of 20% or more of our outstanding common stock, each Right, other than Rights beneficially owned by the acquiring person and its affiliates and associates (which will become void without any further action), becomes the right to receive, upon exercise and payment of the purchase price issuable upon exercise of a Right, the number of shares of our common stock equal to the result obtained by dividing the purchase price by 50% of the then-current per share market price of our common stock. Under some circumstances, the Company may substitute for the shares of common stock, cash, a reduction in the purchase price, shares of Preferred Stock or other equity securities, debt securities, other assets, or any combination having a value that, when added to the value of the shares of common stock issued upon exercise of such Rights, will have an aggregate value equal to the value of the shares of common stock issuable upon the exercise of such Rights (less the amount of any reduction in such Purchase Price).

Redemption of Rights.  We may, at any time prior to a Flip-In Event, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the common stock after the date of the Amended Rights Agreement (the redemption price being hereinafter referred to as the “Redemption Price”).  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the board in its sole discretion may establish.  The Redemption Price shall be payable, at the option of the Company, in cash, shares of Common Stock, or such other form of consideration as the board shall determine.

Exchange Right.  At any time after any person or group becomes an acquiring person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company’s common stock), we may exchange the Rights (other than Rights owned by the acquiring person), in whole or in part, at an exchange ratio of one share of common stock (or, at the Company’s option, shares of Preferred Stock, cash, debt securities of the Company, other assets or any combination of the foregoing having an equivalent value) per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring in respect of the common stock after the date of the Amended Rights Agreement.

Evidence and Transfer of Rights.  Until a Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights are evidenced by certificates of our common stock, (ii) the Rights are transferable only in connection with the transfer of our common stock, (iii) the transfer of any shares of common stock also constitutes the transfer of the Rights, and (iv) new common stock certificates delivered upon transfer or new issuance of shares of common stock will contain a notation incorporating the Amended Rights Agreement by reference. If a Flip-In Event occurs, separate Right certificates will be mailed to record holders of our common stock, and the separate Right certificates will evidence the Rights.

Qualifying Offer.  If the Company receives a Qualifying Offer (as defined below) and the board has not redeemed the outstanding Rights or exempted such offer from the Amended Rights Agreement or called a special meeting of stockholders by the end of the 90 business days following the commencement (or, if later, the first existence) of a Qualifying Offer, for the purpose of voting on whether or not to exempt such Qualifying Offer from the terms of this Agreement, holders of record (or their duly authorized proxy) of at least 10% of the common stock then outstanding may submit to the board, not earlier than 90 business days nor later than 120 business days following the commencement (or, if later, the first existence) of such Qualifying Offer, a written demand directing the board to submit to a vote of stockholders at a special meeting of the stockholders of the Company a resolution exempting such Qualifying Offer from the provisions of this Agreement.  A special meeting demand must be delivered to the secretary of the Company at its principal executive offices and must set forth, as to the stockholders of record making the request, (i) the names and addresses of such stockholders as they appear on the Company’s books and records, (ii) the class and number of common stock which are owned by each of such stockholders and (iii) in the case of common stock that is owned beneficially by another person, an executed certification by the holder of record that such holder has executed such special meeting demand only after obtaining instructions to do so from such beneficial owner and attaching evidence thereof.  Subject to the requirements of applicable law, the board may take a position in favor of or opposed to the adoption of the Qualifying Offer or no position with respect thereto, as it determines to be appropriate in the exercise of its duties.  In the event that no person has become an acquiring person prior to the redemption date for the Qualifying Offer, and the Qualifying Offer continues to be a Qualifying Offer and either (y) the special meeting of stockholders is not convened on or prior to the last day of the period for calling such meeting set forth in the Amended Rights Agreement or (z) if, at the special meeting at which a quorum is present, a majority of the holders of common stock present or represented by proxy at the special meeting and entitled to vote thereon as of the record date for the special meeting shall vote in favor of the Qualifying Offer, then the Qualifying Offer shall be deemed exempt from the application of the Amended Rights Agreement so long as it remains a Qualifying Offer.

For purposes of the Amended Rights Agreement, “Qualifying Offer” means an offer determined by a majority of the Company’s independent directors to have the following characteristics, among others:  (i) fully financed all-cash tender offer for all of the outstanding shares of the Company’s common stock; (ii) commenced within the meaning of Rule 14d-2(a) of the Exchange Act and made by an offeror that beneficially owns no more than 50% of the outstanding shares of common stock; and (iii) irrevocable for at least 120 days and in writing.

Amendments to the Rights Agreement.  Until a Distribution Date, the board may, in its sole and absolute discretion, supplement or amend the Amended Rights Agreement in any respect without the approval of any holders of the Rights or common stock. At any time that the Rights are no longer redeemable, the Company may supplement or amend the Rights Agreement without the approval of any holders of the Rights to cure any ambiguity in any manner that the Company may deem necessary or desirable; provided, however, that the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of the Rights.

Anti-Takeover Effects.  The Amended Rights Agreement will cause substantial dilution to any person or group that attempts to acquire control of the Company the Company without negotiating with our board to have the Amended Rights Agreement amended or the Rights redeemed. Accordingly, the Amended Rights Agreement will cause potential hostile bidders for the Company to have difficulty approaching our stockholders directly without dealing with our board, and could deter certain takeover attempts. The Rights should not interfere with any merger or other business combination that is in the best interests of the Company and its stockholders because the board may, at its option, subject to certain restrictions, redeem all, the then outstanding Rights at the Redemption Price.  In addition, if the board declines a Qualifying Offer for a merger or business combination, such offer may be presented to our stockholders at a special meeting.

The Rights are in all respects subject to and governed by the provisions of the Amended Rights Agreement.  The foregoing description of the Amended Rights Agreement is qualified in its entirety by reference to the full text of the Amended Rights Agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description
4.1
Amended and Restated Rights Agreement, between QCR Holdings, Inc., and Quad City Bank and Trust Company, as Rights Agent, including exhibits, dated May 8, 2013, incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by QCR Holdings, Inc., with the Securities and Exchange Commission on May 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 8, 2013	QCR HOLDINGS, INC.

	By:	/s/ Todd A. Gipple
Todd A. Gipple Executive Vice President, Chief OperatingOfficer and Chief Financial Officer